                         ARTICLES OF INCORPORATION
                                     Of the
                          MAMMOTH MINING COMPANY

                               -------------------

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned, have this day voluntarily associated ourselves together for the purpose of forming a corporation under the laws of the State of Nevada, and we hereby certify:

FIRST-- The name of this corporation is MAMMOTH MINING COMPANY.

SECOND-- The location of the principal office of this corporation in the State of Nevada is at the office of E.S. Farrington, in the City of Elko, County of Elko, and State of Nevada, until such time as the same may be moved elsewhere by resolution of its Board of Directors.

THIRD-- This corporation may establish offices in such other states or territories of the United States, or in foreign countries, as it may desire so to do, an may carry on all or any part of its operations or business and unlimited and without restriction hold, purchase, mortgage, exchange, lease, and convey real and personal property in any such state, territory or foreign country.

FOURTH-- The objects for which this corporation is formed are: To acquire, by discovery, location, purchase, lease, license, bond, option, franchise, gift, devise, conveyance, agreement or otherwise, and to hold, possess and enjoy, develop, operate improve, work, use, occupy, buy, sell, and exchange mines and mineral lands, oil wells, and oil lands, and real estate of every nature and kind, and wheresoever situated.

Also to mine, mill, reduce, smelt and prepare for market, gold, silver, copper, and other ores, minerals and metallic compounds; also to carry on quartz, placer and lode mining, and mining of every nature and kind.

To construct, purchase, lease, locate, or otherwise acquire, maintain and operate flumes water-works, water rights, and franchises, irrigation ditches, telephones and telephone lines, electric light and power plants, buildings, constructions, machinery, appliances, equipments, private tramways, railroads, and roads, and any right, title or interest therein.

Also to buy, sell, and generally to deal in, store, carry, us and transport bullion, ores, minerals, metals, and all kinds of goods, wares, merchandise, provisions and supplies.

Also to acquire, construct, use, operate, hold, possess, locate and enjoy, lands, mills, mill sites, tunnels, tunnel sits, buildings, fixtures, dumps, and dump rights, flumes, pipes, pipe lines, reduction works and refineries.

Also to treat, reduce and refine, ores, minerals and mineral products of every kind.

Also to borrow money for any of the purposes of the corporation and to issue its notes, bonds, or obligations therefore, and to secure the payment of the same by mortgage, deed, deed of trust, pledge or lien upon any of the property of the corporation.

And also to purchase, or otherwise acquire, hold, sell, assign, and transfer shares of capital stock and bonds, or other evidence of indebtedness of corporations, and to exercise all the privileges of ownership, including voting upon the stock so held.

FIFTH-- The total authorized capital stock of this corporation shall be ONE MILLION DOLLARS ($1,000,000) divided into FOUR HUNDRED THOUSAND SHARES (400,000) of the par value of TWO DOLLARS AND FIFTY CENTS ($2.50) per share.

The amount of subscribed capital stock with which this corporation will commence business, and the amount actually subscribed and actually paid in is one million dollars.

SIXTH-- The names of each of the original subscribers to the capital stock, and the amount subscribed by each, are as follows:

                  Samual McIntyre           204,036  Shares
                  Samuel McIntyre, Jr.      7,855
                  Byron Groo                100
                  F.D. Clift                5,050
                  T.W. Jennings             520
                  Abial B. Sawyer           1,000
                  R. M. Wilkinson          10
                  Samuel McIntyre, Trustee  181,429

SEVENTH-- The period of existence of this corporation is one hundred (100) years.

EIGHTH-- The members of the governing board of this corporation shall be styled DIRCTORS, and shall be seven in number.

NINTH-- The officers of this corporation shall be a president, vice president, secretary, treasurer, which shall be chosen by and from the Board of Directors of said corporation, except the secretary, who need not be a director or stockholder in the corporation.

TENTH-- To be eligible for the office of Director a person must be the owner, a shown by the books of the corporation, of at least TEN (10) shares of the capital stock thereof.

ELEVENTH- The term of office of the directors of this corporation shall be one year, and until their successors shall be duly elected and shall have duly qualified, unless sooner resigned or removed as hereinafter provided.

TWELFTH-- The annual stockholders meetings of this corporation for the election of directors, and for the transaction of any other business as shall lawfully come before it, shall be held on the first Tuesday in February of each year, and all annual and special stockholders meetings of this corporation shall be held at its office in Salt Lake City, Utah except that another place of meeting may be provided by a resolution of the Board of Directors but no change in place of meeting shall be made within sixty days before the day on which said meeting is to be held.

THIRTEENTH- The capital stock of this corporation shall be subject to assessment to pay the debts of the corporation.

FOURTEENTH- The private property of the stockholders of the corporation shall not be liable for the debts of the corporation.

FIFTEENTH-- The Board of Directors of this corporation shall have power to make, and enact, by-laws, and to alter and repeal the same.

SIXTEENTH-- Any action by a majority of the Board of Directors although not as a regularly called meeting, if assented to in writing by all the other members of the Board, shall be valid and effective in all respects as if passed by the Board in regular meeting.

IN WITNESS WHEREOF we have hereunto affixed our hands and seals this 15th day of Nov. A. D. 1906.

Samuel McIntyre, (SEAL)
Samuel McIntyre, Jr (SEAL)
T.W. Jennings (SEAL)
P.M. Wilkinson (SEAL)
Byron Groo (SEAL)
Abial B. Sawyer (SEAL)
F.D. Clift (SEAL)
Samuel McIntyre, Trustee

STATE OF UTAH,           )
                           ) SS.
County of Salt Lake      )

On the 15th day of Nov. A.D. 1906, personally appeared before me, a notary public, in and for said county, Samuel McIntyre, Samuel McIntyre, Jr. Byron Groo, F.D. Clift, T.W. Jennings, A.M. Sawyer, R.H. Wilkinson, and Samual McIntyre, Trustee, each of which were known to me to be the identical persons described in and who executed the foregoing instrument, and each of which acknowledged to me that he executed the same freely and voluntarily and for the uses and purposes therein mentioned.

H. C. Edwards,
Notary Public
My commission expires February 19, 1909

STATE OF NEVADA,     )
                      ) SS.
County of Elko       )

I, A. G. Dawley, County Clerk of the State of Nevada, in and for the County of Elko, do hereby certify that the annexed copy of Articles of Incorporation of the Mammoth Mining Company is a true and correct copy of the original now on file and of record in my office.

WITNESS my hand and the seal of said County this 23rd day of November, 1906.

A.G. Dawley,
Clerk

(SEAL)

ENDORSED

Articles of Incorporation of the Mammoth Mining Company,
Filed November 23, 1906, A. G. Dawley